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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Name of Issuer)
Common Shares, Par Value US$0.0004 Per Share
(Title of Class of Securities)
81663 N206
(CUSIP Number)

Zheng Jinliang	Steven Liu
Legal Counsel	DLA Piper UK LLP Beijing Office
Datang Telecom Technology	20th Floor, South Tower
& Industry Holdings Co., Ltd.	Beijing Kerry Center
No. 40 Xueyuan Road,	1 Guanghua Road, Chaoyang District
Beijing 100083, China	Beijing 100020, China
+86 10 62301914	+86 10 6561 1788 ext 889
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 24, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	81663 N206

1	NAMES OF REPORTING PERSONS Datang Telecom Technology & Industry Holdings Co., Ltd. / No IRS Identification Number

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,699,094,300

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,699,094,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,699,094,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Calculated using the number of outstanding shares of Common Stock 18,619,884,481 as of September 30, 2008 reported in the Issuer’s most recent Form 6-K filed with the U.S. Securities and Exchange Commission on October 31, 2008.

CUSIP No.	81663 N206

1	NAMES OF REPORTING PERSONS Datang Holdings (Hongkong) Investment Company Limited / No IRS Identification Number

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,699,094,300

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,699,094,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,699,094,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
2 Calculated using the number of outstanding shares of Common Stock 18,619,884,481 as of September 30, 2008 reported in the Issuer’s most recent Form 6-K filed with the U.S. Securities and Exchange Commission on October 31, 2008.

CUSIP No.	81663 N206
This Amendment No. 1 amends the Statement on Schedule 13D filed on November 17, 2008 by Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang”) under the name of Datang Telecom Technology & Industry Holdings Limited with the United States Securities and Exchange Commission (“SEC”) (the “Schedule 13D”). This Amendment No. 1 is being filed to reflect the following changes to the information contained in the Schedule 13D:
(i)	to be consistent with relevant announcements and filings made by Datang and Semiconductor Manufacturing International Corporation (the “Issuer”) with the Stock Exchange of Hong Kong Limited, Datang has decided to use Datang Telecom Technology & Industry Holdings Co., Ltd. as the company name in all the filings which it has made or may subsequently make with the SEC (“Name Modification”). The Name Modification is purely due to translation inconsistencies of its corporate name from Chinese into English and is not intended to have any effect of changing the identity of the reporting person;
(ii)	pursuant to the SPA (as defined and referred to in the Schedule 13D), on December 3, 2008, Datang incorporated a wholly-owned subsidiary under the laws of Hong Kong (the “HKCo”), the party that directly acquired the New Common Shares (as defined in the Schedule 13D) on December 24, 2008; and
(iii)	pursuant to the SPA (as defined and referred to in the Schedule 13D), Datang and the Issuer entered into a strategic cooperation agreement dated December 24, 2008 (the “Strategic Cooperation Agreement”) whereby a strategic relationship was established between Datang and the Issuer to conduct TD-SCDMA related businesses.
The Schedule 13D is hereby amended as follows:
Item 2. Identity and Issuer
(a) — (c); (f) This Statement is being filed by (i) Datang, a corporation organized under the laws of the People’s Republic of China and (ii) HKCo, a corporation organized under the laws of Hong Kong. Datang and HKCo are hereinafter sometimes referred to, collectively as the “Reporting Persons” and individually as “Reporting Person”. Datang’s registered office is located at No. 40 Xueyuan Road, 100083, Beijing, People’s Republic of China. The principal activity of Datang is technology development and innovation in mobile telecommunication and chip design. HKCo’s registered office is located at 40th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong. The principal activity of HKCo is investment holdings.
The following Schedule A lists the executive officers and directors of Datang and contains the following information with respect to each person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship:

CUSIP No.	81663 N206
Schedule A

Present Principal Occupation
Name	Citizenship	or Employment	Business Address
Zhen Caiji	Chinese	Chairman & President—Datang	No. 40 Xueyuan Road, 100083, Beijing, China

Yang Yigang	Chinese	Senior Vice President—Datang	No. 40 Xueyuan Road, 100083, Beijing, China

Pan Haishen	Chinese	Senior Vice President—Datang	No. 40 Xueyuan Road, 100083, Beijing, China

Huang Zhiqin	Chinese	Senior Vice President—Datang	No. 40 Xueyuan Road, 100083, Beijing, China

Gao Yonggang	Chinese	Director & Senior Vice President—Datang	No. 40 Xueyuan Road, 100083, Beijing, China

Chen Shanzhi	Chinese	Vice President—Datang	No. 40 Xueyuan Road, 100083, Beijing, China

Shan Ning	Chinese	Vice President—Datang	No. 40 Xueyuan Road, 100083, Beijing, China

Ji Zhuocai	Chinese	Director—State Development and Investment Corp.	Building A, International Investment Plaza, No. 6-6, Fu Chengmen Bei Street, Xicheng District, Beijing, 100037, China

Lu Ruizhong	Chinese	Director—Datang	No. 40 Xueyuan Road, 100083, Beijing, China

Yu Rui	Chinese	Director—Datang	No. 40 Xueyuan Road, 100083, Beijing, China
(d) — (e) During the past five years, neither Datang nor, to the best of Datang’s knowledge, any person named in Schedule A above, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.	81663 N206
The following Schedule B lists the executive officers and directors of HKCo and contains the following information with respect to each person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship:
Schedule B

Name	Citizenship	Present Principal Occupation or Employment	Business Address

Zhen Caiji	Chinese	Director—HKCo	No.40 Xueyuan Road, 100083, Beijing, China
(d) — (e) During the past five years, neither HKCo nor, to the best of HKCo’s knowledge, any person named in Schedule B above, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4. Purpose of Transaction
The information set forth in Item 4 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 4 of this Amendment No. 1.
(i) Strategic Cooperation Agreement:
As stated under Item 4 of the Schedule 13D, the Issuer and Datang have agreed under the SPA to use commercially reasonable efforts to enter into a Strategic Cooperation Agreement, leveraging Datang’s technologies and resources in wireless communications, in particular, its leadership in TD-SCDMA 3G development and the Issuer’s competitive advantages in the semiconductor foundry industry, at or prior to the closing date.
Datang and the Issuer entered into the Strategic Cooperation Agreement dated December 24, 2008, whereby the parties agreed to establish a strategic relationship to conduct TD-SCDMA related businesses.
(ii) Closing Date:
As stated under Item 4 of the Schedule 13D, the issuance of the New Common Shares pursuant to SPA is conditioned upon, inter alia, obtaining customary governmental and regulatory approvals, the granting of approval of the listing of, and permission to deal in, the New Common Shares by the Stock Exchange of Hong Kong Limited, the entering into of the Strategic Cooperation Agreement and the delivery of certain closing documentation.
The closing occurred on December 24, 2008 pursuant to the SPA, whereby the Issuer issued

CUSIP No.	81663 N206
and sold to the HKCo, and Datang through the HKCo purchased from the Issuer the New Common Shares.
Item 5. Interest in Securities of the Issuer
(a) — (b) Datang may be deemed to have (i) beneficial ownership and (ii) beneficial ownership with shared voting and dispositive power over 3,699,094,300 shares of Common Stock, representing 16.6% of the outstanding Common Stock. Datang may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because HKCo, which is the record owner of the Common Stock, is Datang’s wholly-owned subsidiary.
HKCo may be deemed to have (i) beneficial ownership and (ii) beneficial ownership with shared voting and dispositive power over 3,699,094,300 shares of Common Stock, representing 16.6% of the outstanding Common Stock. HKCo may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because HKCo is the record owner of the Common Stock.
The foregoing percentage is calculated using the number of outstanding shares of Common Stock as of September 30, 2008 reported in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on October 31, 2008.
To the best of the Reporting Persons’ knowledge, there are no shares of Common Stock which are beneficially owned by other Reporting Persons.
(c) To the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to any Common Stock during the past 60 days by any of the persons named in response to Item 2.
(d) To the best of the Reporting Persons’ knowledge, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth, or incorporated by reference, in Item 4 hereof is hereby incorporated by this reference in its entirety in this Item 6.
Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.
Item 7. Material to be Filed as Exhibits

CUSIP No.	81663 N206

Exh. No.	Document
A*	Share Purchase Agreement, dated November 6, 2008, by and between Semiconductor Manufacturing International Corporation and Datang Telecom Technology & Industry Holdings Co., Ltd. with respect to the acquisition of 3,699,094,300 shares of Common Stock.

B	Strategic Cooperation Agreement, dated December 24, 2008, by and between Semiconductor Manufacturing International Corporation and Datang Telecom Technology & Industry Holdings Co., Ltd. in connection with the SPA (incorporated by reference to Semiconductor Manufacturing International Corporation’s Form 6-K filed on January 5, 2009).

*	Previously incorporated by reference to Semiconductor Manufacturing International Corporation’s Form 6-K filed on November 17, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, complete and correct.
DATED: January 5, 2009

Datang Telecom Technology & Industry Holdings Co., Ltd.
By:	/s/ Gao Yonggang
Name:	Gao Yonggang
Title:	Director & Senior Vice President

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, complete and correct.
DATED: January 5, 2009

Datang Holdings (Hongkong) Investment Company Limited
By:	/s/ Zhen Caiji
Name:	Zhen Caiji
Title:	Director